Exhibit 99.3

Coronavirus (COVID-19)-Focused Joint Venture Formed Between Emerald Organic and Todos Medical to Supply U.S. Market With Rapid Point-of-Care Screening and Confirmatory Testing Kits

Emerald Organic has formed Corona Diagnostics, LLC in coordination with Todos Medical to bringing all efforts to bear to address the COVID-19 screening and testing shortage across the United States.

HOLBROOK, N.Y. and REHOVOT, Israel, March 24, 2020 /PRNewswire/ — Emerald Organic Products, Inc. (OTC: EMOR) and Todos Medical Ltd. (OTCQB: TOMDF) today announced the creation of Corona Diagnostics, LLC, a joint venture partnership formed to address the much-needed demand for COVID-19 screening and diagnostic testing in the United States. The joint venture will be owned 51% by Emerald and 49% by Todos.

Emerald Organic, a diversified health sciences company headquartered in New York, will contribute financing, U.S. domestic distribution know-how, international trade relationships, and assistance in navigating the U.S. healthcare and regulatory landscape.

Based in Rehovot, Israel, Todos, an in-vitro-diagnostics company focused on the development of blood tests for the early detection of cancer, neurodegenerative disorders and infectious disease, will be responsible for securing regulatory approval from the U.S. Food & Drug Administration for the Colloidal Gold COVID-19 point-of-care (POC) screening test kit (“Colloidal Gold”) currently produced in China. Additionally, Corona Diagnostics, LLC will utilize the Todos distribution agreement for the ANDiS® SARS-CoV-2 Detection Kit (COVID), ANDiS® SARS-CoV-2 & Influenza A/B Detection Kit (COVID/Flu) and a proprietary ANDiS®350 3DMed Automated Solution countertop real-time Polymerase Chain Reaction (PCR) machine (3D Machine).

Colloidal Gold is a rapid POC test that uses a drop of blood from a finger prick to determine whether an individual has produced antibodies to in response to COVID-19. The test takes between two and 15 minutes to generate results and has received a CE mark in Europe as a screening test for patients for COVID-19. Corona Diagnostics is also bringing to market an automated PCR based testing solution to use in combination with Colloidal Gold as it seeks to establish a new standard of care for COVID-19 testing in the United States. Confirmatory PCR testing requires a healthcare professional to swab the back of the nose or throat to collect a sample. The sample is then sent to a high complexity CLIA (Clinical Laboratory Improvement Amendments) lab using the PCR method to identify SARS Cov-2 viral RNA which is the cause of COVID-19. Currently, there is not enough lab capacity in U.S. to meet the needs for COVID-19 PCR testing. Corona Diagnostics expects to make multiple submissions to the U.S. FDA’s Emergency Use Authorization program to secure the necessary approvals.

“One of the most effective strategies to mitigate the spread of COVID-19 is a comprehensive screening process,” said Ian Parker, CEO of Emerald Organic. “We’ve seen great results in other countries like South Korea with this approach; however, there’s an alarming shortage of screening tests available domestically right now, well below our needs. It’s our hope that through Corona Diagnostics, and with combining efforts with Todos, we can relieve bottlenecks in the PCR testing process by screening patients with rapid POC tests and significantly improve the paradigm and pace of diagnosing COVID-19 infection across the U.S.”

Coronaviruses are a family of viruses that can lead to respiratory illness, including Middle East Respiratory Syndrome (MERS-CoV) and Severe Acute Respiratory Syndrome (SARS-CoV). Coronaviruses can be transmitted between animals and people and evolve into strains not previously identified in humans. On January 7, 2020, a novel coronavirus (SARS-CoV-2) was identified as the cause of pneumonia cases in Wuhan, Hubei Province of China, and additional cases have been found in a growing number of countries. COVID-19 is the disease caused SARS-CoV-2.

“Our team is working diligently to complete our CLIA validation process for the COVID-19 tests we have obtained in order to secure regulatory approval through the FDA Emergency Use Authorization program,” said Gerald Commissiong, President & CEO of Todos Medical Ltd. “Being able to quickly triage patients with Colloidal Gold and then quarantine those virus-infected individuals while we wait for confirmatory results from PCR testing should drastically help flatten the curve of the spread of the menacing coronavirus. More importantly, it will help healthcare professionals protect themselves while staying at work to help all patients during these unprecedented times.”

About Emerald Organic Products

Based in New York, Emerald Organic Products, Inc. (OTC: EMOR), is a diversified health sciences company focused on providing consumers with one of the most robust health and wellness offerings available today. Through its subsidiaries, Emerald is dedicated to both bringing to market, and improving access to, holistic and FDA-regulated products and services. These include high-quality dietary supplements from its flagship brand, Pura VidaTM, as well as a forward-looking hospitality and healthcare program known as EmeraldShieldTM, which will provide healthcare professionals with a full suite of solutions to transform healthcare through the lenses of convenience and mobility. In Q4 2019, Emerald Organic Products established Emerald Organic Life Sciences, LLC. to develop biopharmaceutical assets licensed from Amarantus Bioscience Holdings, Inc. (OTC: AMBS). For more information, please visit https://www.emerald-organic.com/.

About Todos Medical Ltd.

Headquartered in Rehovot, Israel, Todos Medical Ltd. (OTCQB: TOMDF) engineers life-saving diagnostic solutions for the early detection of a variety of cancers. The company’s state-of-the-art and patented Todos Biochemical Infrared Analyses (TBIA) is a proprietary cancer-screening technology using peripheral blood analysis which deploys deep examination into cancer’s influence on the immune system, looking for biochemical changes in blood mononuclear cells and plasma. Todos’ two internally-developed cancer-screening tests, TM-B1 and TM-B2, have received a CE mark in Europe, and are currently in the middle of a pre-commercial study with its distribution partner Orot+ (a division of Luces-Orot). Todos recently entered into an exclusive option agreement to acquire US-based medical diagnostics company Provista Diagnostics, Inc. to gain rights to its Alpharetta, Georgia-based CLIA/CAP certified lab and Provista’s proprietary commercial-stage Videssa® breast cancer blood test. The transaction is expected to close in the 2nd quarter of 2020.

Through Breakthrough Diagnostics, Inc., its joint venture with Amarantus Bioscience Holdings, Inc. (OTC: AMBS), Todos is also actively involved with the development of blood tests for the early detection of neurodegenerative disorders, such as Alzheimer’s disease. Todos expected to complete the remaining unowned interest in Breakthrough in the 2nd quarter of 2020.

Todos recently entered into distribution agreements with China-based companies to distribute certain novel coronavirus (COVID-19) test kits. The company entered into distribution agreements covering the U.S. and Israel with Gibraltar Brothers & Associates, LLC, a U.S.-based subsidiary of Shanghai Liangrun Biomedicine Technology Co. (“Shanghai”), for its proprietary colloidal gold immunochromatography (“Colloidal Gold”) point-of-care IgM/IgM-based antibody test kits that has received a CE Mark, and with 3DMedicine Science & Technology Co (3DMed), a China-based cancer precision medicine company, for distribution in the U.S. and Israel of its ANDiS® SARS-CoV-2 Detection Kit (COVID), ANDiS® SARS-CoV-2 & Influenza A/B Detection Kit (COVID/Flu) and its proprietary ANDiS®350 3DMed Automated Solution countertop real-time PCR machine (3D Machine) that has received a CE Mark and recently submitted for Emergency Use Authorization with the US FDA.

For more information, please visit https://todosmedical.com/.

Forward-looking Statement

Certain statements contained in this press release may constitute forward-looking statements. For example, forward-looking statements are used when discussing our expected clinical development programs and clinical trials. These forward-looking statements are based only on current expectations of management, and are subject to significant risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks and uncertainties related to the progress, timing, cost, and results of clinical trials and product development programs; difficulties or delays in obtaining regulatory approval or patent protection for product candidates; competition from other biotechnology companies; and our ability to obtain additional funding required to conduct our research, development and commercialization activities. In addition, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; delays or obstacles in launching our clinical trials; changes in legislation; inability to timely develop and introduce new technologies, products and applications; lack of validation of our technology as we progress further and lack of acceptance of our methods by the scientific community; inability to retain or attract key employees whose knowledge is essential to the development of our products; unforeseen scientific difficulties that may develop with our process; greater cost of final product than anticipated; loss of market share and pressure on pricing resulting from competition; and laboratory results that do not translate to equally good results in real settings, all of which could cause the actual results or performance to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, Todos Medical does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting Todos Medical, please refer to its reports filed from time to time with the U.S. Securities and Exchange Commission.

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